Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

January 7, 2008

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

On January 7, 2008, China Life Insurance Company Limited (the “Company”) issued a reminder announcement in Chinese on the circulation of A Shares (as defined in the attached announcement) placed with the Strategic Investors (as defined in the attached announcement), an English translation of which is attached as Exhibit 99.1 hereto. The attached announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. The Company does not intend to make a public offering or register any part of the A Shares in the United States.

EXHIBIT LIST

Exhibit	Description
99.1	English translation of the announcement dated January 4, 2008

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
January 7, 2008	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

IMPORTANT

The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.

Reminder Announcement on the Circulation of A Shares

Placed with the Strategic Investors (Lock-up period of 12 months)

According to the approval (Zheng Jian Fa Xing Zi [2006] No. 159) issued by China Securities Regulatory Commission, China Life Insurance Company Limited (the “Company”) issued 1,500,000,000 RMB ordinary shares (the “A Shares”) to the public at Shanghai Stock Exchange, among which, 600,000,000 shares were ordinary shares placed with certain strategic investors (the “Strategic Investors”), with nominal value of RMB 1.00 per share and offering price of RMB 18.88 per share. Results of such placement were published in the China Securities Journal, the Shanghai Securities News, the Securities Times and the Securities Daily on December 28, 2006. The 600,000,000 shares that have been placed with the Strategic Investors are subject to a “lock-up” period of 12 months commencing on the date on which those shares issued to the Strategic Investors were listed on the Shanghai Stock Exchange, i.e. January 9, 2007. These 600,000,000 shares will become circulative as of January 9, 2008.

Set out below is the shareholding structure of the Company prior to and immediately after the circulation of the 600,000,000 shares placed with the Strategic Investors:

(Unit: share)

	Prior to the circulation	Changes	Immediately after the circulation
I. Total number of restrictive A Shares	19,923,530,000	-600,000,000	19,323,530,000
China Life Insurance (Group) Company	19,323,530,000	—	19,323,530,000
Strategic Investors	600,000,000	-600,000,000	—
II. Total number of unrestrictive A Shares	900,000,000	+600,000,000	1,500,000,000
III. Overseas listed circulative H Shares	7,441,175,000	—	7,441,175,000
Total:	28,264,705,000	—	28,264,705,000

Board of Directors

China Life Insurance Company Limited

January 4, 2008